SU Group Holdings Limited

Unit 01 – 03, 3/F, Billion Trade Centre
31 Hung To Road, Kwun Tong
Kowloon, Hong Kong
Telephone: +852 2341-8183

VIA EDGAR

December 8, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Taylor Beech
Donald Field

Re:	SU Group Holdings Ltd
Registration Statement on Form F-1
Filed November 22, 2023
CIK No. 0001969863

Dear Ms. Beech:

SU Group Holdings Limited (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated December 1, 2023, regarding the Registration Statement on Form F-1 (the “Registration Statement”) submitted to the Commission on November 22, 2023.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form F-1, which is being filed with the Commission contemporaneously with the submission of this letter.

Registration Statement on Form F-1

Dilution, page 53

1.	Please tell us how you calculated the net tangible book value per ordinary share and as adjusted net tangible book value per ordinary share after the offering.

Response to Comment No. 1: In response to the Staff’s comment, we have revised our disclosure in the “Risk Factors” section on page 44 and the “Dilution” section on page 54 of the Registration Statement to reflect the correct numbers for our net tangible book values in total and on a per ordinary share basis.

We have calculated net tangible assets by calculating total tangible assets less total tangible liabilities. Total tangible assets are calculated as total assets minus intangible assets, goodwill, deferred offering expenses, right-of-use assets, and deferred tax assets. Total tangible liability is calculated as total liability.

We have calculated the net tangible book value per share by dividing the net tangible assets by the total shares outstanding as at March 31, 2023.

The calculation of net tangible book value before offering included in the prospectus is as follows:

	As at March 31, 2023
Total assets	US$	13,762,186
Less:
Intangible assets	US$	23,871
Goodwill	US$	161,939
Deferred offering expenses	US$	225,568
Operating lease right-of-use assets, net	US$	281,104
Deferred tax assets	US$	817
Total liabilities	US$	7,167,734
Net tangible book value before offering	US$	5,901,153
Number of shares		12,000,000
Net tangible book value per share before offering	US$	0.49

The calculation of net tangible book value after offering included in the prospectus is as follows:

	Offering With No Exercise of Option to Purchase Additional Shares		Offering With Full Exercise of Option to Purchase Additional Shares
Net tangible book value before offering	US$	5,901,153	5,901,153
Net proceeds from offering:
Gross proceeds	US$	5,625,000	6,468,750
Less:
Underwriting commission	US$	393,750	452,813
Expenses	US$	1,682,416	1,682,416
Net proceeds from offering	US$	3,548,834	4,333,521
Net tangible book value after offering	US$	9,449,987	10,234,674
Number of shares		13,250,000	13,437,500
Net tangible book value per share after offering	US$	0.71	0.76

Business

Our Suppliers, page 110

2.

We reissue comment 21 from our letter dated July 26, 2023. We note your disclosure that during the fiscal years ended September 30, 2021 and 2022, your single largest supplier accounted for 36.6% and 20.2% of your total purchases, respectively. Please tell us whether you have entered into an agreement with this supplier, and if so, please revise to describe the material terms of the agreement and file the agreement as an exhibit to the registration statement, or tell us why you are not required to do so.

Response to Comment No. 2: We respectfully advise the Staff that Shine Union Limited, our indirect wholly-owned subsidiary, has entered into a distribution agreement dated February 1, 2021 (the “Distribution Agreement”) with the said supplier. We have revised our disclosure in the “Business” section on page 117 of Amendment No. 1. We have updated the exhibit index and have filed the Distribution Agreement as an exhibit to Amendment No. 1. Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

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We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Richard I. Anslow, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

By:	/s/ Dave Chan Ming
Name:	Dave Chan Ming
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP

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